OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

SEC MAIL RECEIVED PROCESSING
MAY 01 2006
WASH., D.C. 213 SECTION

April 27, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

SUPPL

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: the list of related parties as of April 1, 2006; quarterly reports for the 1st quarter of 2006. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

06012987

MAY 04 2006

5/2

82-34864

APPENDIX NO. 3
to the Rules of Listing, Admission to Placement and Circulation of Securities on MICEX Stock Exchange CJSC

Information on compliance of OAO RBC Information Systems with mandatory requirements for inclusion of the securities on the A Quotation List of the MICEX Stock Exchange

No.	Requirement	Information on compliance or non-compliance with the requirements	Compliance confirmation (references to provisions of the issuer's documents)*
	1. General issuer requirements		
1.1.	The issuer shall elect a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
1.2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: they shall not be the issuer's officials or employees on the date of election and for three years preceding it; they shall not be officials of any other company, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; they shall not be spouses, parents, children or siblings of the issuer's employees; they shall not be affiliated with the issuer or its affiliates; they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; they shall not represent the government; they shall not have been members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) Independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn.

1.3.	The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be the evaluation of candidates for the joint-stock company's auditors, reviewing auditors' reports, evaluation of the issuer's internal audit procedures, and drafting of proposals to improve them (the audit committee). The committee shall be chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only (the issuer's sole executive body and/or members of the collegial executive body shall not be appointed members of the committee).	Fulfilled	Members of the committee: Chairman: 1. Michael Hammond (independent director). Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director)
	Results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager;		
	preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body;		
	definition of the criteria for selecting candidates for members of the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates;		
	regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment.		

	The human resources and remuneration committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only.	Fulfilled	Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director). Members: 2. German Kaplun (non-executive director); 3. Artemy Inyutin (non-executive director).
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
1.6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on the sale and/or acquisition of the issuer's securities by them.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
1.7.	The issuer shall disclose information on the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the person acting as the issuer's sole executive body, including a managing entity or a manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is set forth in Clause 5.3 of the company's quarterly report for the 3rd quarter of 2005
1.8.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed as public and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

1.10.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special issuer requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
2.2.	The joint-stock company has assumed an obligation not to exempt an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares that they possess (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall comply with the provisions of regulations issued by an authorized federal executive agency, defining the requirements for information disclosure by joint-stock companies.		

General Director
OAO RBC Information Systems — **Yury Rovensky**

«РБК Информационные Системы»

April 14, 2006

OPEN JOINT-STOCK COMPANY

RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Oleg Safonov
President of
RTS Stock Exchange Non-for-Profit Partnership

Quarterly report form of (name of the organization) in compliance with corporate governance norms (for adding and retaining shares on the Partnership's A Quotation Lists) for the 1th quarter of 2006

No.	List of corporate governance norms	Fulfilled (full, partial or non-compliance)	Notes*
General issuer requirements			
1.	The issuer shall form a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: • they shall not be the issuer's (the manager's) officials or employees on the date of election and for 1 year preceding it; • they shall not be officials of any other economic entity, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; • they shall not be spouses, parents, children or siblings of the issuer's (manager's) employees (of an official of the issuer's managing organization); • they shall not be affiliated with the issuer, except for a member of the issuer's Board of Directors; • they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; • they shall not represent the government, that is they shall not be representatives of the Russian Federation or its constituent parts to Boards of Directors of joint-stock companies subject to special rights (golden share), or persons elected to the Board of Directors from candidates nominated by the Russian Federation, or a constituent part of the Russian Federation or a municipality, given that such Board members have to vote based on written	Fulfilled	Independent Directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn. Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	instructions (orders etc.) issued by a respective constituent part of the Russian Federation or municipality.		
3.	1) The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be evaluating candidates for the joint-stock company's auditor, reviewing the auditor's reports, evaluating the issuer's internal audit procedures, and drafting proposals to improve them (an audit committee), chaired by an independent director as defined in Clause 2 hereof. 2) The audit committee shall consist of independent directors only, as defined in Clause 2 hereof, and if impossible for objective reasons, members of the Board of Directors as defined in Clause 2 hereof and members of the Board of Directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body only. 3) The results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	1) Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) 2) Members of the Committee: Chairman: 1. Michael Hammond (independent director); Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director) 3) Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
4.	1) The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows: definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager; preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body; definition of the criteria for selecting candidates for the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates; regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment.	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	2) The human resources and remuneration committee shall consist of members of the Board of Directors only as defined in Clause 2 hereof, and if impossible for objective reasons, of members of the Board of Directors as defined in Clause 2 hereof and directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body.		2) Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director); Members: 2. German Kaplun (non-executive director); 3. Artemy Inyutin (non-executive director).
5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, and the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on any sale and/or acquisition of the issuer's securities.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
7.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
8.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed public, and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
9.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23,

			2004)
10.	The issuer's Articles of Association shall stipulate that notice of a general shareholders' meeting shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
11.	The issuer's Articles of Association shall not stipulate the exemption of an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares in their possession (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

General Director
OAO RBC Information Systems

Seal
«РБК Информационные Системы»

Yury Rovensky

April 14, 2006

82-34864

LIST OF RELATED PARTIES

RBC Information Systems Open Joint-Stock Company

Issuer code: 05214 – A

As of 01 04 2006

(all dates are shown as dd/mm/yyyy)

Issuer's location: 75/9 Leninsky Prospekt, Moscow 119261

The information contained herein is subject to disclosure pursuant to the law on securities of the Russian Federation.

Web address: http://www.rbcinfosystems.ru

General Director	(signature)	Yury A. Rovensky (name)
Date " April " 05 20 06	seal	

Issuer's codes	
Taxpayer's ID	7736206959
OGRN	1027700381851

I. List of related parties as of 01 04 2006

No.	Full corporate name (name for non-profit organizations) or full name of the related party	Location of the legal entity or place of residence of the individual (to be specified with the consent of the individual only)	Basis (bases) on which the party is considered a related party	Date of basis (bases)	The share in the joint-stock company's authorized capital owned by the related party	The share of the joint-stock company's common stocks owned by the related party
1	2	3	4	5	6	7
1	Dmitry G. Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	14.42%	14.42%
2	German V. Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	12.91%	12.91%
3	Ekaterina A. Lebedeva	Moscow, Russia	Member of the joint-stock company's collegial executive body – Executive Board	18.07.2005	0.000000838504%	0.000000838304%
4	Sergey Yu. Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	0.77%	0.77%

5	Alexander M. Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	13.12%	13.12%
6	Neil Osborn	London, England	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
7	Michael Hammond	London, England	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
8	Hans-Joerg Rudloff	CH-1248 Hermance	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
9	Yury A. Rovensky	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
			Exercises the authority of the joint-stock company's sole executive body	23.07.2004		
			Member of the group that owns the joint-stock company	23.07.2004		
10	Artemiy V. Inyutin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	0.000000838504%	0.000000838504%

			Member of the joint-stock company's collegial executive body – Executive Board	18.07.2005		
11	Alexey V. Kuzovkin	Moscow, Russia	Member of the joint-stock company's collegial executive body – Executive Board	18.07.2005	0.000000838504%	0.000000838504%
12	RBC Engineering Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	15.10.2001	-	-
13	PC Home Limited Liability Company	24-1-1 Tashkentskaya Street, Moscow 109472	Member of the group that owns the joint-stock company	17.10.2001	-	-
14	Megakor Limited Liability Company	office 602t, 84/32, Profsoyuznaya Street, Moscow 117997	Member of the group that owns the joint-stock company	12.01.2001	-	-
15	Merkot Limited Liability Company	20-1, 1st Grayvoronovsky Proyezd, Moscow 109518	Member of the group that owns the joint-stock company	17.10.2001	-	-
16	RBC Pro Limited Liability Company	75/9, Leninsky Prospekt, Moscow, 119261	Member of the group that owns the joint-stock company	17.10.2001	-	-
17	IT Group Limited Liability Company	68, Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000	Member of the group that owns the joint-stock company	04.06.2004	-	-
18	Programmny Produkt Limited Liability Company RBC	Office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg 196191	Member of the group that owns the joint-stock company	26.08.2002	-	-
19	ORGTEKHNIKA Production Cooperative	24-1-1 Tashkentskaya Street, Moscow, 109472	Member of the group that owns the joint-	12.01.2001	-	-

			stock company			
20	"RBC Information Systems (Europe)" N.V.	Netherlands, Schelmseweg 1, 6861WP Oosterbeek	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	23.10.2002	-	-
			Member of the group that owns the joint-stock company	23.10.2002		
21	RBC Investments (Cyprus) Limited	10 Mnasiadou St. Elma House 1065 Nicosia Cyprus	Member of the group that owns the joint-stock company	22.01.2003	-	-
22	RBC International Limited	8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong	Member of the group that owns the joint-stock company	08.11.2004	-	-
23	RBC SOFT Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 1192619	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		

24	ROSBUSINESSCONSULTING Closed Joint-Stock Company	78-1, Profsoyuznaya Street, Moscow 117393	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
25	RBC HOLDING Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
26	RBC TV Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	7.06.2002	-	-

			Member of the group that owns the joint-stock company	7.06.2002		
27	SK GARANT Closed Joint-Stock Company	Office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow 103006	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	17.06.2002	-	-
			Member of the group that owns the joint-stock company	17.06.2002		
28	RBC Center Limited Liability Company	3b-1, Sadovaya-Chernogryazskaya Street, Moscow 107078	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
29	RBC TV Production Limited Liability Company	68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic 649000	Member of the group that owns the joint-stock company	09.09.2003	-	-

30	RBC Reklama Limited Liability Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	21.10.2003	-	-
			Member of the group that owns the joint-stock company	21.10.2003		
31	RBC Publishing Limited Liability Company	29, Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	15.12.2003	-	-
			Member of the group that owns the joint-stock company	15.12.2003		
32	Information and Research Center "Politics, Economy, Marketing" Closed Joint-Stock Company	24, 2nd Kvesisskaya Street, Moscow 127220	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	16.08.2004	-	-
			Member of the group that owns the joint-stock company	16.08.2004		

33	"National Awarding Committee" Autonomous Non-Profit Organization	75/9, Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	18.08.2004	-	-
34	"The Best Brand Steering Committee" Autonomous Non-Profit Organization	12-14-1, Solyanka Street, Moscow 109240	Member of the group that owns the joint-stock company	16.08.2004	-	-
35	RBC TV Moscow Closed Joint-Stock Company	78, Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	14.05.2005	-	-
36	MEDIALAND.RU Limited Liability Company	78, Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	26.04.2005	-	-
37	SMTP Press Limited Liability Company	22, Miklukho-Maklaya Street, Moscow 117437	Member of the group that owns the joint-stock company	27.09.2005	-	-
38	IPK Media Production Limited Liability Company	2/1, Building 1, Myasnitsky Proyezd , Moscow 107078	Member of the group that owns the joint-stock company	27.09.2005	-	-
39	Pralberto Limited	22 Arch. Makarios III Avenue, 1065, Nicosia, Cyprus	Member of the group that owns the joint-stock company	13.04.2005	-	-
40	HELiOS COMPUTER Limited Liability Company	Office 417, 14, Shosse Entuziastov, Moscow	Member of the group that owns the joint-stock company	08.06.2005	-	-
41	Helios IT Operator Limited	P.O.Box 3161 Road Town Tortola British Virgin Islands	Member of the group that owns the joint-stock company	27.07.2005	-	-
42	TVR Production Limited Liability Company	2/1, Building 1, Myasnitsky Proyezd , Moscow 107078	Member of the group that owns the joint-stock company	07.10.2005	-	-

43	RBC Media Limited Liability Company	13, Building 7, Vavilov Street, Moscow 117312	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party Member of the group that owns the joint-stock company	10.10.2005	-	-
44	Mass Media Group Limited Liability Company	9, Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	01.06.2005	-	-
45	MediaBusinessInform Limited Liability Company	9, Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	16.06.2005	-	-
46	RBC-Ukraine Limited Liability Company	15A, Patrice Lumumba Street, Kiev 01042	Member of the group that owns the joint-stock company	13.02.2006	-	-
47	Halverston Holdings Limited	Drake Chambers, Tortola, British Virgin Islands	Member of the group that owns the joint-stock company	01.03.2006	-	-

II. Changes made to the list of related parties in the period from 01 01 2006 to 01 04 2006

No.	Change	Date of change	Date of introduction of changes to the list of related parties
1	RBC Investments (Cyprus) Limited acquired Halverston Holdings Limited	01.03.2006	03.03.2006
2	Mass Media Group Limited Liability Company founded RBC-Ukraine Limited Liability Company (100% ownership)	13.02.2006	15.02.2006

1. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
Halverston Holdings Limited	Drake Chambers, Tortola, British Virgin Islands	Member of the group that owns the joint-stock company	01.03.2006	-	-

2. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
RBC-Ukraine Limited Liability Company	15A, Patrice Lumumba Street, Kiev 01042	Member of the group that owns the joint-stock company	13.02.2006	-	-